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Exhibit 1.1


                      Letterhead of Capital Resources, Inc.
  1211 Connecticut Ave., N.W. Suite 200 Washington, DC 20036 Tel (202)466-5685
                               Fax (202) 466-5695




                      PROPOSAL FOR MARKETING AGENT SERVICES



          in connection with the planned mutual-to-stock conversion of



                               GOSHEN SAVINGS BANK
                                Goshen, New York







                                 January 7, 1997


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                      Letterhead of Capital Resources, Inc.
  1211 Connecticut Ave., N.W. Suite 200 Washington, DC 20036 Tel (202)466-5685
                               Fax (202) 466-5695
                                 January 7, 1997

Mr. Clifford E. Kelsey, Jr.
President and Chief Executive Officer
Goshen Savings Bank
1 S. Church Street
Goshen, New York  10924

Dear Mr. Kelsey:

       We are pleased to submit this proposal to set forth the terms of the proposed engagement between Capital Resources, Inc. and Goshen Savings Bank ("Goshen Savings" or the "Bank") for your planned mutual-to-stock conversion (the "Conversion") and the offering of your shares of common stock (the "Offering").

BACKGROUND ON CAPITAL RESOURCES

       Capital Resources is a National Association of Securities Dealers ("NASD") member investment banking firm specializing in raising capital for financial institutions. Members of our professional staff are licensed securities representatives and have extensive experience in conducting local sales efforts for thrift conversions. Our "hands-on" philosophy and direct sales involvement have resulted in many successful conversions and a satisfied clientele. We combine the critical and necessary operational and data processing support within our package of marketing services to help ensure a smooth, professionally conducted, successful Conversion.

       As you are undoubtedly aware, there are substantial benefits to be derived from a successful local offering of your stock. A successful local offering not only results in stable, loyal stockholders, but also provides a rare opportunity to capture many ancillary benefits to the Bank, such as the opportunity for enhancing local identity and increasing local exposure.

       The conversion process involves an enormous amount of attention to detail and requires extensive knowledge and expertise in conversion regulations and Securities and Exchange Commission ("SEC") marketing restrictions. Capital Resources' experience in managing thrift conversions will help alleviate the burden on management and minimize disruption to normal banking business while ensuring each detail is attended to in a timely and accurate manner.

       The following describes the scope of conversion marketing, operational and staff training services Capital Resources proposes to provide Goshen Savings.
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PROPOSED SERVICES

       Capital Resources proposes to act as placement agent and marketing representative on behalf of Goshen Savings with respect to the offering of common stock pursuant to the Conversion. We will also serve as "Conversion Manager" to assist you in numerous operational areas with respect to the Conversion. In this regard, we combine four critical roles of the Conversion process:

              I. Sales and Marketing Assistance

             II. Comprehensive Staff Training

            III. Stock Center Management

            IV. Additional Value-Added Services

Each area is discussed in the following sections.


I.     SALES AND MARKETING ASSISTANCE

       Capital Resources proposes to represent Goshen Savings as placement agent in the sale of the common stock. Our marketing assistance program is designed to inform your true customer base of the investment opportunity and to educate your customers on the conversion process. Our main objective is to target sales to your local customers who will have subscription rights. We have had much success in selling entire issues to customers. In the event shares remain available after customer subscription, we will market the remaining shares to achieve a wide distribution to "friendly" shareholders.

       Our specific responsibilities as such will be as follows:

o Assign licensed professionals from our staff to work at Goshen Savings' offices as sales representatives on behalf of the Bank. Our professionals will be responsible for all customer contact and inquiries regarding the Offering.

o Work with your conversion counsel regarding the prospectus and the language in it from a marketing perspective.

o If desirable, conduct a series of community meetings to provide information on the Offering. Capital Resources' representatives will take an active role in these meetings. These meetings serve as a customer relations tool as well as enhance local exposure of Goshen Savings and set the stage for favorable stockholder relations after Conversion.

o Design and prepare for the Bank a marketing campaign, including appropriate marketing literature and media advertisements.

o If shares remain unsubscribed after the initial Offering, we will assemble a selected dealer's syndicate to distribute any remaining shares (the "Syndicated Community Offering"). We will meet with local brokers to educate them on the particulars of thrift stocks, discuss the salient terms of Goshen Savings' Offering, create after-market interest and stimulate local interest in Goshen Savings' stock.

o We will use our best efforts to make a market in the stock after Conversion and assist in arranging other market-makers, as feasible.


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II.    COMPREHENSIVE STAFF TRAINING

       Capital Resources will conduct comprehensive training sessions before the formal commencement date of the Offering. Our training sessions are designed to ensure that trustees, management and staff are knowledgeable of the conversion process, aware of their roles and capable of dealing with problems, inquiries and events. Each session is tailored to the audience involved and each covers a different level of detail and area of the Conversion, as follows:

       Top Management Meeting: A structured discussion pertaining to organization, role assignments, facilities, marketing, accounting, reporting and timetables.

       Trustees' Meeting: A presentation regarding the conversion process and trustees' roles and responsibilities, with emphasis on insider behavior and the specific need for trustees' personal involvement.

       Staff Training Meeting: A comprehensive training session with the entire staff to discuss the nature of the Conversion, roles and responsibilities, and the opportunity to elaborate community involvement. A slide presentation and handouts are used.

       Stock Center Training: We will train and supervise persons responsible for assisting us in the Stock Center with clerical tasks (see section III below). Computer training, account balancing procedures and stock recordkeeping are covered.

       In addition to our personalized training meetings, Capital Resources documents the many details and functions of the conversion process in easy-to-read study manuals. Our conversion study manuals are intended to be used in conjunction with our personal training sessions and as a reference tool during the Conversion. The manuals provide instruction, sample forms and general information vital to a smooth conversion. This information has been collected and refined by Capital Resources after use by our clients who have successfully converted.

III.   STOCK CENTER MANAGEMENT

       A conversion requires accurate and timely recordkeeping and reporting. Furthermore, customer inquiries must be handled professionally and accurately. The Stock Center centralizes all data and work effort relating to the Conversion. Capital Resources will establish the Stock Center, preferably on-site at the Bank's offices, from which we will supervise all activities relating to the Conversion. Our professionals will be on-site throughout the Offering to handle customer inquiries and special situations as they arise. In addition, we will require at least one of the Bank's employees (or temporary personnel) to assist us on a full time basis in the Stock Center with clerical tasks. We will train and supervise the clerical assistants. Stock Center activities for which Capital Resources will assist the Bank include the following:
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o      Sort and track prospects

o      Coordinate and record community meetings and attendance

o      Tabulate stock orders

o      Tabulate proxies

o      Mail "Stock-Grams", "Proxy-Grams", and other literature as applicable

o      Send order confirmations

o      Coordinate mailings to customers and prospects

o      Balance daily totals

o      Respond to mail and telephone inquiries

o      Generate daily management reports

o Coordinate with the printer for the initial sorting and mailing to different categories of prospective subscribers.

       Closing Assistance: The end of the Offering is a critical time that requires coordination of many events. Capital Resources will be on-site to coordinate tasks such as mailing interest checks, preparing 1099 forms, sending "welcome" letters to shareholders, account balancing, final stock information tabulation and preparing stockholder records for the transfer agent, as well as to answer post-offering questions from subscribers.

       In performing the various Stock Center tasks outlined above, Capital Resources will utilize its proprietary conversion program, the "Back Office Stock System" ("BOSS"). BOSS is a menu-driven, user-friendly program which will help ensure efficient, accurate recordkeeping and timely reporting during the Conversion. To use BOSS, we would require a computer to be provided by Goshen Savings for Stock Center use during the conversion.

PROXY SOLICITATION

       Regulations require that over 50% of the outstanding members' votes must be in favor of the Plan of Conversion. We will solicit proxies to ensure this vote requirement is met. We will need your staff to assist us in this process.
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IV.    ADDITIONAL VALUE-ADDED SERVICES

       Capital Resources will also provide certain other services as part of this engagement at no charge, as follows:

       o Provide proxy solicitation
       o Prepare regulatory business plan
       o Arrange market-makers
       o Provide stock research coverage
       o Purchase stock for benefit plans

PROPOSED FEE STRUCTURE

       For our services as described herein, we propose a compensation structure as follows:

A. A marketing fee of two percent (2.0%) of the total dollar amount of stock sold in the Offering, excluding purchases by trustees, officers, employees, and their immediate family members in the same household and employee stock ownership plans and excluding stock sold by other NASD member firms participating in the offering (see paragraph C. below). The marketing fee is payable as follows: $15,000 upon execution of this proposal and the commencement of our engagement; $15,000 upon filing of the Application for Conversion; $15,000 upon regulatory approval of the Conversion; and the balance upon closing. Progress payments are for consulting work performed prior to the Offering.

B. Reimbursement for out-of-pocket expenses incurred by us on behalf of the Conversion. Such expenses shall include, but are not limited to, travel, legal, communications and postage. We will provide you with a detailed accounting of all reimbursable expenses and will bill you monthly.

C. If utilized, the Bank shall be directly responsible for the payment of selling commissions to other NASD firms participating in the Syndicated Offering. Commissions to such other NASD member firms are typically up to four percent (4%) of the amount of stock sold by such firms, and Capital Resources' marketing fee shall be reduced to one percent (1.0%) of the amount of stock sold, if any, by other NASD members.

ADDITIONAL PROVISIONS

       Furthermore, it is understood that:

o Prior to the commencement of the Offering, Goshen Savings and Capital Resources will enter into a formal agency agreement generally used by Capital Resources for securities offerings which provides for mutual indemnities and warranties. Our sales and marketing services are subject to the usual warranties, indemnities and conditions contained in the agency agreement.

o Our role as your NASD agent is subject to our normal underwriting criteria and examination of relevant books and records.

o The Bank will pay all other expenses of the conversion, including but not limited to attorney's fees, National Association of Securities Dealers, Inc. filing fees, all fees and expenses relating to "blue sky" research and filings, state licensing and securities registration fees, all fees relating to auditing and accounting, all printing and advertising fees and all costs associated with retaining temporary staffing, if any, in connection with the Conversion.
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o      Capital Resources will conduct an examination of the relevant documents and records of Goshen Savings as appropriate. Goshen Savings agrees to make all documents and records deemed appropriate or necessary by Capital Resources available upon request.

o Our obligations stated herein will be subject to there being no material changes, in the opinion of our firm, in the Bank's condition or in market conditions so as to significantly delay the Offering or to render the Offering inadvisable.

o Our marketing obligations pursuant to this agreement will terminate upon the completion or termination of the initial Offering, but in no event later than 12 months from the date of this letter. All fees or expenses due to Capital Resources but unpaid will be payable to Capital Resources at that time. In the event the offering is extended beyond this term, the Bank and Capital Resources may mutually agree to renew this engagement under mutually acceptable terms.

                             *  *  *  *  *  *  *

       To engage our services, please sign in the space provided below and return the signed letter to me. I have enclosed a signed copy for your files. This proposal is open for your acceptance for thirty (30) days from the date of this letter.

       We look forward to working with Goshen Savings on this most exciting and challenging project.

                                                    Sincerely,

                                           CAPITAL RESOURCES, INC.

                                           /s/ David P. Rochester
                                           ------------------------------------
                                           David P. Rochester
                                           Chairman and Chief Executive Officer



DPR/ems

Agreed To and Accepted By:

Goshen Savings Bank
/s/ Clifford E. Kelsey, Jr.                       Jan 13, 1997
signed                                               date
Clifford E. Kelsey, Jr.
President and Chief Executive Officer